 ex33_1.htm

Exhibit 33.1

Report on Assessment of

Compliance with Servicing Criteria

Halifax plc (the "Asserting Party") is responsible for assessing compliance as at 31 December 2006 and for the period from 17 October 2006 (the first day of the distribution period in which Permanent Master Issuer plc first issued securities subject to Regulation AB) through 31 December 2006 (the "Reporting Period") with the servicing criteria set forth in Item 1122(d) of Regulation AB, excluding the criteria set forth in Item 1122 (d)(1)(ii)(iii) and (iv), (d)(2)(vi), and (d)(4)(x) of Regulation AB, which the Asserting Party has concluded are not applicable to the activities it performed with respect to the asset-backed securities transactions covered by this report (such criteria, after giving effect to the exclusions identified above, the "Applicable Servicing Criteria").

The transactions covered by this report include the residential mortgage-backed securities transactions conducted by Permanent Master Issuer plc that were registered with the Securities and Exchange Commission pursuant to the Securities Act of 1933 where the related asset-backed securities were outstanding during the Reporting Period (the "Platform"), as listed in Appendix A.

The Asserting Party has assessed compliance using criteria set for by the Securities and Exchange Commission in paragraph (d) of Item 1122 of Regulation AB for the Reporting Period and has concluded that it has complied, in all material respects, with the Applicable Servicing Criteria for the Reporting Period with respect to the Platform taken as a whole, except as described on Appendix B hereto.

KPMG Audit Plc, an independent registered public accounting firm, has issued an attestation report on this Report on Assessment of Compliance with Servicing Criteria for the Reporting Period.

By:	/s/ Benny Higgins
Name:	Benny Higgins
Title:	Chief Executive, Retail
Date:	28th March 2007

APPENDIX A

Permanent Master Issuer plc

Series 1 Class A Issue 2006-1 Notes

Series 2 Class A Issue 2006-1 Notes

Series 5 Class A Issue 2006-1 Notes

Series 1 Class B Issue 2006-1 Notes

Series 2 Class B Issue 2006-1 Notes

Series 1 Class C Issue 2006-1 Notes

Series 2 Class C Issue 2006-1 Notes

APPENDIX B

Item 1122(d)(2)(i) – payments on pool assets are deposited into the appropriate custodial bank accounts in no more than two business days of receipts, or such other number of days specified in the transaction agreements.

Item 1122(d)(4)(iv). Payments on pool assets, including any payoffs, made in accordance with the related pool asset documents are posted to the applicable servicer's obligor records maintained no more than two business days after receipt, or such other number of days specified in the transaction agreements, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related pool asset documents.

From 21 December 2006 to 31 December 2006, approximately £59 million of payments on pool assets had been received by the Company but had not been posted to the obligor records maintained by the Company within two business days of receipt and Permanent Master Issuer plc’s share of these payments had not been deposited into the appropriate custodial bank accounts or related bank clearing accounts within two business days of receipt.